NOTICE OF MEETING

The Annual General Meeting (the “Meeting”) of the holders of the common shares (the “Shareholders”) of Agrium Inc. (the “Corporation”) will be held on Wednesday, May 13, 2009 at the principal office of the Corporation, Agrium Place, Main Floor Rotunda, 13131 Lake Fraser Drive S.E., Calgary, Alberta at 11:00 a.m. (Calgary time) to:

1.	receive and consider our 2008 audited consolidated financial statements and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors for 2009 and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting or any adjournment.

Only Shareholders of record at the close of business on March 23, 2009 are entitled receive notice of and to vote at the Meeting or any adjournment.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Forms of proxy must be returned to CIBC Mellon Trust Company at the address shown on the enclosed envelope so that they arrive not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. For more information about registered Shareholders and non-registered Shareholders, please see the section entitled “Voting Matters” in the accompanying management proxy circular.

By Order of the Board of Directors

Leslie A. O’Donoghue
Senior Vice President, General Counsel
& Corporate Secretary

March 23, 2009